SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 4)1

                              Host Marriott, L.P.
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                               (Name of Issuer)

                           Class A Partnership Units
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                        (Title of Class of Securities)

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                                (CUSIP Number)

                               Thomas J. Saylak
                    Blackstone Real Estate Associates L.P.
                          345 Park Avenue, 31st Floor
                           New York, New York 10154
                                (212) 935-2626

                                With a copy to:

                              Gregory Ressa, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 2, 2001
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 5 Pages)

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     1  The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                AMENDMENT NO. 4

     The Statement on Schedule 13D relating to the Class A partnership units ("OP Units") of Host Marriott, L.P. (the "Issuer") initially filed on January 12, 1999, as amended (the "Schedule 13D"), by Blackstone Real Estate Partners II L.P. ("BRE II"), Blackstone Real Estate Holdings II L.P. ("BREH II"), Blackstone Real Estate Partners II.TE.1 L.P. ("BRE II TE 1") Blackstone Real Estate Partners II.TE.2 L.P. ("BRE II TE 2"), Blackstone Real Estate Partners II.TE.3 L.P. ("BRE II TE 3"), Blackstone Real Estate Partners II.TE.4 L.P. ("BRE II TE 4"), Blackstone Real Estate Partners II.TE.5 L.P. ("BRE II TE 5"), Blackstone Real Estate Partners I L.P. ("BRE I"), Blackstone Real Estate Partners Two L.P. ("BRE Two"), Blackstone Real Estate Partners Three L.P. ("BRE Three"), Blackstone Real Estate Partners IV L.P. ("BRE IV"), Blackstone RE Capital Partners L.P. ("BRECP"), Blackstone RE Capital Partners II L.P. ("BRECP II"), Blackstone RE Offshore Capital Partners L.P. ("BOC"), Blackstone Real Estate Holdings L.P. ("BREH"), CR/RE L.L.C. ("CRRE"), BRE Logan Hotel Inc. ("Logan"); BRE/Ceriale L.L.C. ("BRE/Ceriale"), RTZ Management Corp. ("RTZ"), Blackstone Real Estate Associates L.P. ("BREA"), Blackstone Real Estate Associates II L.P. ("BREA II"), Blackstone Real Estate Management Associates II L.P. ("BREMA II"), BREA L.L.C. ("BREA LLC"), BREA II L.L.C. ("BREA II LLC"), Peter G. Peterson ("Peterson"), Stephen A. Schwarzman ("Schwarzman"), John G. Schreiber ("Schreiber") and John Ceriale ("Ceriale"), is hereby amended as set forth herein. Responses to each item below may be incorporated by reference into each other item, as applicable. Capitalized terms used herein but not defined shall have the meanings set forth in the
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby supplemented as follows:

     Pursuant to an agreement among the Issuer, Salomon Smith Barney Inc. ("Salomon"), Host Marriott Corporation and BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC, BREH, BRE II, BREH II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5 and Logan (collectively, the "Selling Shareholders"), the Selling Shareholders have agreed to sell, in the aggregate, 10,000,000 shares of Common Stock to Salomon for a price of $12.32 per share. The Common Stock to be sold by the Selling Shareholders will be issued to them by Host Marriott Corporation upon the redemption of 10,000,000 OP Units held by them prior to the closing of the sale of Common Stock. The closing of the sale of Common Stock is expected to take place on May 8, 2001. After the closing of the sale of Common Stock, all Reporting Persons will hold, in the aggregate, 21,015,735 OP Units, which are redeemable for cash or (at the election of Host Marriott Corporation) shares of Common Stock (on a one-for-one basis).



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                                  SIGNATURES

                  After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2001

                                  BLACKSTONE REAL ESTATE PARTNERS I L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS TWO L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS THREE L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS IV L.P.
                                  BLACKSTONE RE CAPITAL PARTNERS L.P.
                                  BLACKSTONE RE CAPITAL PARTNERS II L.P.
                                  BLACKSTONE RE OFFSHORE CAPITAL PARTNERS L.P.
                                  BLACKSTONE REAL ESTATE HOLDINGS L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS II L.P.
                                  BLACKSTONE REAL ESTATE HOLDINGS II L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.1 L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.2 L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.3 L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.4 L.P.
                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.5 L.P.
                                  CR/RE L.L.C.
                                  BRE LOGAN HOTEL INC.
                                  BRE/CERIALE L.L.C.
                                  RTZ MANAGEMENT CORP.
                                  BLACKSTONE REAL ESTATE ASSOCIATES L.P.
                                  BLACKSTONE REAL ESTATE ASSOCIATES II L.P.
                                  BLACKSTONE REAL ESTATE MANAGEMENT
                                         ASSOCIATES II L.P.
                                  BREA L.L.C.
                                  BREA II L.L.C.
                                  PETER G. PETERSON
                                  STEPHEN A. SCHWARZMAN

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                                  JOHN G. SCHREIBER



                                  By:      /s/ Gary M. Sumers
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                                           Name: Gary M. Sumers
                                           Title: Attorney-in-fact



                                           /s/ John Ceriale
                                           -------------------------
                                           John Ceriale


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                               INDEX OF EXHIBITS

Number                               Description

Exhibit 1    Joint Filing Agreement and Power of Attorney dated as of
             January 8, 1999, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D, incorporated by reference to Exhibit 1 to the Schedule 13D.
Exhibit 1A   Second Joint Filing Agreement and Power of Attorney dated as of
             May 5, 1999, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D, incorporated by reference to
             Exhibit 1A to the Schedule 13D.
Exhibit 2 Second Amended and Restated Agreement of Limited Partnership of the Issuer, incorporated by reference to Exhibit 3.1 to the Registration Statement of the Issuer on Form S-4/A (Registration No. 333-55807).
Exhibit 3 Contribution Agreement, dated as of April 16, 1998, among Host Marriott Corporation, the Issuer and the Contributors (as defined therein), incorporated by reference to Exhibit 10.18 to the Registration Statement of the Issuer on Form S-4/A (Registration No. 333-55807).
Exhibit 4 Amendment #1 to Contribution Agreement, dated May 8, 1998, incorporated by reference to Exhibit 10.19 to the Registration Statement of the Issuer on Form S-4/A (Registration No. 333-55807).
Exhibit 5 Amendment #2 to Contribution Agreement, dated May 18, 1998, incorporated by reference to Exhibit 10.20 to the Registration Statement of the Issuer on Form S-4/A (Registration No. 333-55807).
Exhibit 6 Closing Agreement, dated as of December 30, 1998, between Host Marriott Corporation, the Issuer and the Contributors (as defined therein), incorporated by reference to Exhibit 6 to the Statement.
Exhibit 7 Underwriting Agreement, dated as of February 1, 2001, among the Selling Shareholders, Salomon, Host Marriott Corporation and the Issuer, incorporated by reference to Exhibit 1.1 to the Current Report of the Issuer on Form 8-K dated February 7, 2001.